Exhibit 23.2

                          Independent Auditors' Consent

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Dtomi, Inc. of the annual report for Dtomi, Inc. for the year ended December 31, 2003, and the financial statement of Dtomi, Inc. (a development stage company) for the year ended December 31, 2003.

The annual report for the year ended December 31, 2003 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit during development stage, cash used in operations, has a working capital deficiency, and is a development stage company with no revenues which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ Scott Salberg

SALBERG & COMPANY, P.A.
Boca Raton, Florida
September 13, 2004


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